Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2018	2017
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$147	$73
Add (deduct):
Equity in earnings of unconsolidated entities	(78)	(66)
Distributions from unconsolidated entities	70	65
Amortization of capitalized interest	3	3
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(13)	–
	$129	$75
Add fixed charges:
Consolidated interest expense[2]	58	56
Interest portion (1/3) of consolidated rent expense	29	27
	$216	$158

FIXED CHARGES:
Consolidated interest expense[2]	$58	$56
Interest portion (1/3) of consolidated rent expense	29	27
	$87	$83

RATIO OF EARNINGS TO FIXED CHARGES	2.48	1.90

[1]	Amounts include $17 million and $19 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.